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                              December 4, 2020

       Steve Rubakh
       Chief Executive Officer
       Integrated Ventures, Inc.
       73 Buck Road, Suite 2
       Huntingdon Valley, PA 19006

                                                        Re: Integrated
Ventures, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 23,
2020
                                                            File No. 333-249596

       Dear Mr. Rubakh:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held
by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an
indirect primary offering. Please provide us with an analysis of your basis for determining
that it is appropriate to characterize the transaction as a secondary offering under
Securities Act Rule 415(a)(1)(i). For guidance, please see
                                                        Question 612.09 of the
Securities Act Rules Compliance and Disclosure Interpretations. In
                                                        addition, please
address in your response the fact that you will purchase common shares at a discount to the
market price, the assignability of the note and purchase agreement, and the potential for a
reduced conversion price and par value, all of which appear to mitigate
                                                        Eagle's investment
risk.
 Steve Rubakh
Integrated Ventures, Inc.
December 4, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameSteve Rubakh                             Sincerely,
Comapany NameIntegrated Ventures, Inc.
                                                           Division of
Corporation Finance
December 4, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName